FORM 6-K
U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2007

Commission File Number 1-15184

SADIA S.A.
(Exact Name as Specified in its Charter)

N/A
--------------------------------------
(Translation of Registrant's Name)

Rua Fortunato Ferraz, 365
Vila Anastacio, Sao Paulo, SP
05093-901 Brazil
(Address of principal executive offices) (Zip code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   [X]                    Form 40-F    [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    [   ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   [    ]                           No   [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused the Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 27, 2007

SADIA S.A.

By:/s/Welson Teixeira Junior
----------------------------------
Name: Welson Teixeira Junior
Title: Investor Relations Officer

Sadia S.A.

Interim financial information

Three-month period ended

March 31, 2007 (unaudited)
(A translation of the original interim financial information in
Portuguese, prepared in accordance with accounting principles derived from the Brazilian Corporation Law and rules of the Brazilian
Securities and Exchange Commission (CVM))

Sadia S.A.

Interim financial information (unaudited)

Three-month periods ended March 31, 2007

Contents
Independent accountants’ review report	3 - 4
Balance sheets	5 - 6
Income statements	7
Notes to the interim financial information	8 - 51

Independent accountants’ review report

To The Board of Directors and Shareholders Sadia S.A. Concórdia - SC

1.	We have reviewed the interim financial information of Sadia S.A. and the consolidated interim financial information of Sadia S.A and its subsidiaries, for the three-month period ended March 31, 2007, which comprises the balance sheets, the income statements, management report and other relevant information, prepared in accordance with the accounting practices adopted in Brazil.

2.	Our review was prepared in accordance with the review standards established by IBRACON - Brazilian Institute of Independent Auditors and the Federal Council of Accounting, and included, basically: (a) inquiry and discussion with management responsible for the accounting, financial and operating areas of the Company and its subsidiaries, regarding the main criteria adopted in the preparation of the interim financial information; and (b) review of the information and subsequent events, which have, or may have, a material effect on the financial situation and the operations of the Company and its subsidiaries.

3.	Based on our special review, we are not aware of any material change which should be made to the interim financial information above for it to be in accordance with accounting practices adopted in Brazil and regulations issued by the Brazilian Securities and Exchange Commission (CVM), specifically applicable to the preparation of interim financial information.

4.	Our review was performed with the objective of issuing a review report on the interim financial information referred to in the first paragraph. The statements of cash flows and added value for the period ended March 31, 2007 are supplementary to the aforementioned financial information, which are not required under accounting practices adopted in Brazil and have been included to facilitate additional analysis. This supplementary information was subject to the same review procedures as applied to the interim financial information and, we are not aware of any material change which should be made to those statements for them to be in accordance with the accounting practices adopted in Brazil and rules issued by the Brazilian Securities and Exchange Commission (CVM).

April 20, 2007

KPMG Auditores Independentes CRC 2SP014428/O-6-S-SC

Adelino Dias Pinho Accountant CRC 1SP097869/O-6-S-SC

Sadia S.A.

Balance sheets

March 31, 2007 and December 31, 2006

(In thousands of Reais)

	Parent company		Consolidated

	March	December	March	December
Assets	31, 2007	31, 2006	31, 2007	31, 2006
	(unaudited)		(unaudited)
Current assets
Cash and cash equivalents	146,144	200,177	159,345	234,069
Short-term investments	374,765	371,535	2,364,963	2,187,406
Accounts receivable from future
contracts	40	-	26,260	26,357
Trade accounts receivable	376,881	617,408	383,497	678,598
Inventories	1,065,884	1,011,691	1,121,252	1,084,454
Recoverable taxes	161,746	160,905	169,601	169,347
Deferred tax credits	13,819	52,518	15,973	56,509
Other credits	216,966	208,946	247,145	229,909
	2,356,245	2,623,180	4,488,036	4,666,649

Noncurrent assets
Long-term investments	132,369	129,127	132,369	129,127
Recoverable taxes	187,208	161,237	188,146	162,229
Deferred tax credits	83,443	83,243	83,443	83,243
Judicial deposits	55,228	46,968	55,334	46,968
Advances to suppliers	70,233	73,358	70,233	73,358
Related parties	90,065	92,952	-	-
Other credits	29,182	23,814	49,285	25,751
	647,728	610,699	578,810	520,676

Permanent assets
Investments	1,266,832	1,286,456	50,759	55,588
Property, plant and equipment	2,254,996	2,171,789	2,267,556	2,199,399
Deferred charges	126,079	125,489	130,723	134,039
	3,647,907	3,583,734	2,449,038	2,389,026
	6,651,880	6,817,613	7,515,884	7,576,351

See the independent accountants’ review report and the accompanying notes to the interim financial information.

Sadia S.A. Balance sheets March 31, 2007 and December 31, 2006
(In thousands of Reais)

	Parent company		Consolidated

	March	December	March	December
Liabilities and shareholders’ equity	31, 2007	31, 2006	31, 2007	31, 2006
	(unaudited)		(unaudited)
Current liabilities
Loans and financing	400,992	362,473	1,094,863	1,207,878
Accounts payable from future contracts	116	510	15,162	9,077
Trade accounts payable	501,424	494,643	506,172	503,285
Salaries, social charges and accrued
vacation payable	114,555	110,324	116,929	112,433
Taxes payable	35,798	55,930	41,892	63,349
Dividends payable	22,246	59,420	22,246	59,420
Employees’ profit sharing	6,230	44,581	6,565	45,776
Deferred taxes	11,935	18,355	11,935	18,355
Advances from subsidiaries	800,191	720,751	-	-
Other accounts payable	108,186	127,179	160,048	182,672
	2,001,673	1,994,166	1,975,812	2,202,245
Noncurrent liabilities
Loans and financing	1,150,277	1,095,422	2,759,841	2,677,542
Employee benefit plan	99,120	96,178	99,120	96,178
Provision for contingencies	40,991	43,616	42,285	44,765
Deferred taxes	88,185	76,369	88,185	76,369
Advances from subsidiaries	717,640	1,025,812	-	-
Other accounts payable	20,337	19,956	20,311	19,930
	2,116,550	2,357,353	3,009,742	2,914,784

Minority interest in subsidiaries	-	-	839	964
Shareholders’ equity
Capital	1,500,000	1,500,000	1,500,000	1,500,000
Capital reserves	5	5	5	5
Profit reserves	999,430	999,430	999,430	999,430
Treasury shares	(33,341)	(33,341)	(33,341)	(33,341)
Retained earnings (accumulated loss)	67,563	-	63,397	(7,736)
	2,533,657	2,466,094	2,529,491	2,458,358
	6,651,880	6,817,613	7,515,884	7,576,351

See the independent accountants’ review report and the accompanying notes to the interim financial information.

Sadia S.A. Income statements (unaudited)

Three months endes March 31, 2007 and2006

(In thousands of Reais, except for information on shares)

	Parent company		Consolidated

	March	March	March	March
	31, 2007	31, 2006	31, 2007	31, 2006
Gross operating revenue
Domestic market	1,163,474	1,023,020	1,163,474	1,023,020
Foreign market	906,955	703,404	999,594	728,342
	2,070,429	1,726,424	2,163,068	1,751,362
Sales deductions
Sales deductions	(233,285)	(211,184)	(268,999)	(245,343)
Net operating revenue	1,837,144	1,515,240	1,894,069	1,506,019
Cost of goods sold	(1,397,186)	(1,200,046)	(1,405,634)	(1,171,692)
Gross profit	439,958	315,194	488,435	334,327
Selling expenses	(285,480)	(268,956)	(317,896)	(289,231)
Management fees	(3,825)	(3,179)	(3,825)	(3,179)
Administrative and general expenses	(15,208)	(12,666)	(15,059)	(12,666)
Employees’ profit sharing	(5,206)	(3,582)	(6,022)	(4,109)
Other operating income (expense)	6,826	3,138)	4,896	(4,355)
Financial income (expenses), net	14,312	53,726	29,035	103,982
Equity in income of subsidiaries	(13,411)	46	(35,479	(49,624)
Operating income	137,966	77,445	144,085	75,145
Non operating expenses, net	(1,472)	(859)	(1,511) (	(887)
Income before income and social
contribution taxes	136,494	76,586	142,574	74,258
Current income and social contribution taxes	-	(3,234)	(697)	(5,239)
Deferred income and social contribution taxes	(43,895)	(3,734)	(45,732)	(2,367)
Net income for the period	92,599	69,618	96,145	66,652
Minority interest	-	-	24	311
Controlling shareholder equity interest	92,599	69,618	96,169	66,963
Number of shares outstanding	677,076	680,496
Earnings per thousands outstanding shares	0.13676	0.10230

See the independent accountants’ review report and the accompanying notes to the interim financial information.

Sadia S.A.

Notes to the interim financial information (unaudited)

Three-month period ended March 31, 2007

(In thousands of Reais)

1 Operations

The Company’s main business activities are organized into four operational segments: processed products, poultry (chickens and turkeys), pork and beef. The large production chain permits its products to be commercialized in Brazil and abroad by retailers, small groceries and food service chains.

The Company distributes its products through a large number of sales points in the local market and exports to countries in Europe, the Middle East, Eurasia, Asia and the Americas. The Company has 13 industrial units and 16 distribution centers located in 14 Brazilian states.

The industrially processed products segment has been the principal focus of the Company’s investments in recent years and comprises products such as oven-ready frozen food, refrigerated pizzas and pasta, margarine, industrially processed poultry and pork by-products, crumbed products, a diet line and pre-sliced ready-packed products and desserts.

The Company has a corporate governance tier one listing for its shares on the São Paulo Stock Exchange, the Madrid Stock Exchange (Latibex) and ADRs negotiated on the New York Stock Exchange (NYSE).

2 Preparation and presentation of the interim financial information

The individual and consolidated financial statements are presented in thousands of Reais, unless otherwise states and were prepared in accordance with accounting practices derived from the Brazilian Corporation Law and the rules of the Brazilian Securities and Exchange Commission (CVM).

With the objective of presenting additional information to the market, the Company is presenting supplementary consolidated information, obtained from accounting records of the parent company and its subsidiaries, as follows:

a. Statement of cash flows

The cash flows were prepared in accordance with NPC 20 - Statement of Cash Flows, issued by IBRACON (Brazilian Institute of Independent Auditors).

Sadia S.A.

Notes to the interim financial information (unaudited)

(In thousands of Reais)

	b.	Statement of added value

The value added statement has been presented in accordance with the model proposed by the foundation Instituto de Pesquisa Contábeis, Atuariais e Financeiras - University of Sao Paulo the aim of which is to show the value of the wealth generated by the Company and its distribution among the elements that contributed to its generation.

3	Description of significant accounting policies

	a.	Statement of income

Income and expenses are recognized on the accrual basis. Revenue from the Company’s sales is recognized upon shipment of the products and when the following conditions are met: i) the ownership is transferred and therefore risk of loss has passed to the client; ii) collection is probable; iii) there is evidence of an arrangement; and iv) the sales price is fixed or determinable.

	b.	Foreign currency

Monetary assets and liabilities denominated in foreign currencies were translated into reais at the foreign exchange rate ruling at the balance sheet date and the foreign exchange differences arising on translation are recognized in the statement of income for the period/ year.

	c.	Accounting estimates

The preparation of the interim financial information in accordance with accounting practices adopted in Brazil requires that management uses its judgment in determining and recording accounting estimates. Significant assets and liabilities subject to these estimates and assumptions include the residual value of property, plant and equipment, deferred charges, allowance for doubtful accounts, inventories, deferred tax assets and liabilities, provision for contingencies, valuation of derivative instruments, and assets and liabilities related to employees’ benefits. The settlement of transactions involving these estimates may result in different amounts due to the lack of precision inherent to the process of their determination. The Company reviews the estimates and assumptions periodically.

Sadia S.A.

Notes to the interim financial information (unaudited)

(In thousands of Reais)

d.	Long and short-term investments

Investment funds in local and foreign currency are recorded at market value according to the respective shares price at the date of the interim financial information.

Other long and short-term investments in local and foreign currency are recorded at cost plus income accrued up to the balance sheet date, not exceeding market value.

Additionally, the portion receivable from currency swap contracts is recorded at the difference between the nominal amounts of these contracts and the amounts restated by the variation of the foreign currency, plus interest earned up to the balance sheet date.

e.	Trade accounts receivable

Trade accounts receivable are recorded at the amount invoiced and interest is not levied. The allowance for doubtful accounts is the best estimate the Company has and is considered sufficient by management to cover any losses arising on collection of accounts receivable. Accounts receivable are written off against the allowance for doubtful accounts after all means of collection have been exhausted and the possibility of recovery of the amounts receivable is considered remote.

f.	Inventories

Finished goods, livestock (excluding breeders), work-in-progress, raw materials and supplies and others are valued at the lower of cost of acquisition or production (average method), or replacement or realization. The cost of finished goods and work-in-progress includes raw materials acquired, labor, production expenses, transport and storage relating to the purchase and production of inventories. Normal production losses are inventoried and abnormal losses are expensed immediately as cost of goods sold.

g.	Investments

Investments in subsidiaries in Brazil and abroad are valued using the equity method based on the respective net equity calculated on the same date, as disclose Note 10.

Sadia S.A.

Notes to the interim financial information (unaudited)

(In thousands of Reais)

         The interim financial information from foreign subsidiaries are translated into Brazilian Reais, based on the following criteria:

  Balance sheet accounts at the exchange rate at the end of the period.
  Statement of income accounts at the exchange rate at the end of each month.

          Other investments are valued at cost less a provision for devaluation, when applicable.

h.	Property, plant and equipment

Property, plant and equipment are recorded at cost of acquisition, formation or construction, including the interest incurred on financing, during the period of construction, modernization and expansion of the industrial units. Expenditures that materially extend the useful lives of existing facilities and equipment are capitalized. Depreciation is calculated using the straight- line method at rates that take into account the estimated useful life of the assets, as disclosed in Note 11. Depletion of forestry resources is calculated based on the extraction of timber and the average costs of the forests.

Breeding stock is recorded at the cost of formation which includes the allocation of costs of the breeding hens, animal feed, medication and labor. These costs are accumulated for approximately six months until the breeding stock initiates the breeding cycle. From then on, the costs of the breeding stock begin to be amortized by the estimated number of offspring for poultry and straight line method for hogs. The productive cycle ranges from fifteen to thirty months.

i.	Impairment of long lived assets

The Company reviews its property, plant and equipment to verify possible impairment losses, whenever events or changes in circumstances indicate that the carrying amount of an asset or group of assets may not be recoverable based on future cash flows. If these events occur, the reviews will be conducted at the lowest level of groups of assets for which the Company manages to attribute future cash flows. If the carrying amount of an asset is higher than the future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. These reviews have not indicated the need to recognize impairment losses.

Sadia S.A.

Notes to the interim financial information (unaudited)

(In thousands of Reais)

j.	Deferred charges

Deferred charges are represented substantially by pre-operating costs incurred in the implementation of software, reorganization charges and development of new products, which are amortized on a straight-line basis over 5 years as from the beginning of operation.

k.	Current and noncurrent liabilities

Current and noncurrent liabilities are stated at known or estimated amounts, plus related charges and monetary and exchange variations up to the balance sheet date.

l.	Provisions

A provision is recognized in the balance sheet when the Company has a legal or constructive obligation as a result of a past event, and it is probable that an outflow of economic benefits will be required to settle the obligation.

m.	Income and social contribution taxes

The income and social contribution taxes, both current and deferred, are calculated monthly based on taxable income at the rates of 15% plus a surcharge of 10% for income tax and 9% for social contribution and consider the offsetting of tax losses and negative basis of social contribution, limited to 30% of taxable income.

The deferred tax assets were recorded in accordance with CVM Instruction 371/02 and are represented significantly by temporary differences arising from non-deductible provisions, including tax loss carryforward and negative basis of social contribution.

n.	Employees’ benefits

Employees’ benefits are recorded based on actuarial studies prepared annually at the end of the year in compliance with CVM Deliberation 371/00.

Sadia S.A.

Notes to the interim financial information (unaudited)

(In thousands of Reais)

o.	Environmental questions

Our production facilities and our forestry activities are subject to government environmental regulations. We have reduced the risks associated with environmental questions through operational controls and procedures, as well as investments in equipment and systems for pollution control. We believe that no provision for losses related to environmental questions is currently necessary, based on existing Brazilian laws and regulations.

p.	Stock options

The Company provides for stock options for certain employees. The options granted under this plan are purchased and earmarked in treasury and any the difference between the market value and the updated price for the year does not affect the Company’s results.

4

Interim consolidated financial information

The transactions and balances between the Parent company and its subsidiaries included in the consolidation process have been eliminated and the non-realized profit arising from the sales to the subsidiaries were excluded and incorporated to the inventory balances for each period. Minority interests were excluded from shareholders’ equity and net income and are presented separately in the consolidated balance sheets and income statements.

In accordance with the CVM Instruction 408/04, the Company consolidated the financial statements of its investment funds Concórdia Foreign Investment Fund Class A and Taurus Fund Limited, where it is the wholly investment holder. These investment funds have the sole purpose of centralizing the foreign investment fund portfolio, delegating to a third party the administrative functions. As of March 31, 2007 and December 31, 2006, these investment funds were consolidated in the Company’s financial statements as they had loans collateralized by its own financial assets.

Sadia S.A.

Notes to the interim financial information (unaudited)

(In thousands of Reais)

The consolidated financial statements include the accounts of Sadia S.A. and its direct and indirect subsidiaries. The consolidated direct or indirect subsidiaries and the corresponding shareholdings of the Company are as follows:

	Shareholdings in % at

	March	December 31,
	31, 2007	2006
Sadia International Ltd.	100.00%	100.00
Sadia Uruguay S.A.	100.00%	100.00%
Sadia Alimentos S.A.	1.00%	0.01%
Sadia Chile S.A.	60.00%	60.00%
Sadia Alimentos S.A.	99.00%	99.99%
Churrascaria Beijing Brazil Ltd. (i)	-	50.00%
Concórdia Foods Ltd.	100.00%	100.00%
Sadia UK Ltd.	100.00%	100.00%
Concórdia S.A. C.V.M.C.C.	99.99%	99.99%

Empresa Matogrossense de Alimentos Ltda. (ii)	-	100.00%

Intergen Ltda. (ii)	-	100.00%

Rezende Óleo Ltda.	100.00%	100.00%
Rezende Marketing e Comunicações Ltda.	0.09%	0.09%

Rezende Marketing e Comunicações Ltda.	99.91%	99.91%

Sadia GmbH	100.00%	100.00%
Wellax Food Logistics C. P. A. S. U. Lda.	100.00%	100.00%
Sadia Foods GmbH	100.00%	100.00%
Sadia Panama S.A.	100.00%	100.00%
Qualy B. V.	100.00%	100.00%
Sadia Japan Ltd.	100.00%	100.00%

(i)	Investment terminated.

(ii)	Investments incorporated on January 12, 2007.

Sadia S.A.

Notes to the interim financial information (unaudited)

(In thousands of Reais)

Reconciliation of shareholders’ equity and net income between the Company and consolidated is as follows:

	Net income		Shareholders’ equity

	March	March	March	December
	31, 2007	31, 2006	31, 2007	31, 2006
Company’s financial statements	92,599	69,618	2,533,657	2,466,094
Elimination of unrealized profits on inventories in
intercompany operations, net of taxes	(4,166)	(7,046)	(11,902)	(12,127)
Reversal of the elimination of unrealized results in
inventories, net of taxes, resulting from
intercompany operations at December 31, 2006
and 2005	7,736	4,391	7,736	4,391
Consolidated financial statements	96,169	66,963	2,529,491	2,458,358

5	Long and short-term investments

	Short-term investments

			Parent company		Consolidated

		Interest %
		(annual	March	December	March	December
		average)	31, 2007	31, 2006	31, 2007	31, 2006
	Local currency
	Investment funds	12.69	219,965	214,000	269,153	259,697
			219,965	214,000	269,153	259,697
	Foreign currency
	Investment funds	8.59	154,800	157,535	1,861,524	1,689,498
	Interest-bearing current accounts	5.25	-	-	233,578	232,913
	Interest rate swap contracts		-	-	708	5,298
			154,800	157,535	2,095,810	1,927,709
	Total short-term		374,765	371,535	2,364,963	2,187,406

Sadia S.A.

Notes to the interim financial information (unaudited)

(In thousands of Reais)

Long-term investments

		Parent company		Consolidated

	Interest %
	(annual	March	December	March	December
	average)	31, 2007	31, 2006	31, 2007	31, 2006
Local currency
Investment funds	12.69	54,665	53,992	54,665	53,992
Treasury bills - LFT	12.75	46,663	45,286	46,663	45,286
National Treasury Certificate - CTN	12.00	31,041	29,849	31,041	29,849
Total long-term		132,369	129,127	132,369	129,127

Long-term investments as of March 31, 2007 mature as follows:

Maturity
2009					54,665
2010					46,663
2012 onwards					31,041
					132,369

The investment fund portfolio in local currency is composed mainly of post-fixed Bank Deposit Certificates, National Treasury Securities and investment funds.

The investment fund portfolio in foreign currency is composed mainly of investments in dual currency, which have differentiated profitability according to the strike negotiated, and structured notes issued by first-tier American and European banks, pegged to securities of first-tier Brazilian companies and banks.

Sadia S.A.

Notes to the interim financial information (unaudited)

(In thousands of Reais)

6	Accounts receivable
		Parent company		Consolidated

		March	December	March	December
		31, 2007	31, 2006	31, 2007	31, 2006
	Foreign
	Customers	124,680	156,818	240,775	391,477
	Subsidiaries	105,526	167,950	-	-
	Total of foreign	230,206	324,768	240,775	391,477
	Domestic customers	154,034	301,877	154,042	302,055
	(-) Allowance for doubtful accounts	(7,359)	(9,237)	(11,320)	(14,934)
		376,881	617,408	383,497	678,598
	The changes in the allowance for doubtful accounts are as follows:
		Parent company		Consolidated

		March	December	March	December
		31, 2007	31, 2006	31, 2007	31, 2006
	Balance at the beginning of the period	(9,237)	(9,367)	(14,934)	(10,627)
	Additions	(4)	(7,855)	(387)	(6,435)
	Write offs	1,882	7,985	4,001	2,128
	Balance at the end of the period	(7,359)	(9,237)	(11,320)	(14,934)

The Company and its subsidiaries abroad (Sadia International Ltd. and Wellax Food Logistics C.P.A.S.U. Lda.) entered into an agreement for sale of its receivables with an outside financial institution up to the maximum amount of US$170 million, with interest rate of 0.375% p.a. + LIBOR.

Sadia S.A.

Notes to the interim financial information (unaudited)

(In thousands of Reais)

As of March 31, 2007, the amount of receivables sold under this agreement amounted to approximately R$ 293 million (R$ 363 million as of December 31, 2006). During the period ended March 31, 2007, the Company received cash proceeds of approximately R$859 million (R$459 million in March 31, 2006) and incurred expenses of R$3,7 million (R$2,7 million in March 31, 2006) with respect to this agreement.

A credit insurance policy covering 90% of the value of the receivables was taken out with third parties and the beneficiaries in the event of default are the contracting financial institutions.

The Company also assigned receivables to a Credit Assignment Investment Fund (FIDC), administered by Concórdia S.A. Corretora de Valores Móbiliarios, Cambio e Commodities. As of March 31, 2007, the net equity of this fund was R$272,239 (R$264,949 at December 31, 2006), of which R$231,661 (R$254,861 at December 31, 2006) was represented by acquisitions of the Company’s receivables on the domestic market, with a discounted cost equivalent to 95% of the CDI per senior quota. The assignment of the receivables is made without right of recourse, and the eventual losses from default for Sadia are limited to the value of the subordinated quotas, which at March 31, 2007, represented R$54,239 (R$53,992 at December 31, 2006).

During the period ended March 31, 2007, the Company received cash proceeds related to the local receivables sold of approximately R$779 million (R$694 million for the period ended March 31,2006) and incurred expenses of R$7,4 million (R$7,1 million for the period ended March 31, 2006) with respect to this agreement.

For the other local receivables, the Company maintains a credit insurance policy that guarantees the collection in case of default of 90% of the uncollected amounts for customers with approved credit limits and up to R$ 100 to new customers or customers with no approved credit limits.

Sadia S.A.

Notes to the interim financial information (unaudited)

(In thousands of Reais)

7	Inventories

		Parent company		Consolidated

		March	December	March	December
		31, 2007	31, 2006	31, 2007	31, 2006
	Finished goods and products for sale	325,098	279,969	378,950	351,186
	Livestock and poultry for slaughter	287,483	304,561	287,483	304,561
	Work in process	203,830	158,284	203,830	158,284
	Raw materials	181,670	187,543	182,758	188,864
	Packaging materials	39,347	33,653	39,347	33,653
	Storeroom	25,207	25,665	25,207	25,665
	Imports in transit	3,249	9,352	3,249	9,352
	Advances to suppliers	-	12,654	219	12,879
	Products in transit	-	10	209	10
		1,065,884	1,011,691	1,121,252	1,084,454

8	Recoverable taxes

		Parent company		Consolidated

		March	December	March	December
		31, 2007	31, 2006	31, 2007	31, 2006
	ICMS	165,732	145,291	172,002	150,063
	PIS and COFINS	125,660	84,290	125,989	84,619
	IPI	49,126	59,142	49,159	59,175
	Income and social contribution taxes	8,434	33,416	10,585	37,679
	Other	____2	____3	____12	____40
		348,954	322,142	357,747	331,576
	Short-term portion	161,746	160,905	169,601	169,347
	Long-term portion	187,208	161,237	188,146	162,229

Sadia S.A.

Notes to the interim financial information (unaudited)

(In thousands of Reais)

a.	Value-added tax on sales and services - ICMS

Composed of credits generated by the commercial operations and by the acquisition of property, plant and equipment, of a number of the Company’s units and can be offset with taxes of the same nature.

b.	Social contributions - PIS/COFINS

Composed of credits arising from non-cumulative collection of PIS and COFINS, which can be compensated with other federal taxes.

c.	Excise tax - IPI

Composed of amounts arising from the following operations: presumed credit on packaging and inputs, presumed credit for reimbursement of PIS/PASEP and COFINS on exportations and export incentives, which can be compensated with other federal taxes.

d.	Income and social contribution taxes

Correspond to income tax withheld at source on short-term financial investments and income tax and social contributions paid in advance that can be offset with federal taxes and contributions.

9

Related party transactions and balances

Related party transactions relate mainly to sales operations between the Company and its subsidiaries that were performed under normal market conditions for similar types of operations. The balance sheet and income statement transactions between related parties are shown below:

Sadia S.A.

Notes to the interim financial information (unaudited)

(In thousands of Reais)

	Balance sheet

	March	December
	31, 2007	31, 2006
Accounts receivable
Wellax Food Logistics C. P. A. S. U. Lda.	88,973	143,197
Sadia International Ltd.	11,736	17,744
Sadia Alimentos S.A.	2,170	2,265
Sadia Uruguay S.A.	1,493	1,642
Qualy B.V.	-	299
Sadia Chile S.A.	1,154	2,803
	105,526	167,950
Interest on shareholders’ equity
Concórdia C.V.M.C.C.	4,226	4,226
	4,226	4,226
Loans
Wellax Food Logistics C. P. A. S. U. Lda.	89,347	91,482
Sadia International Ltd.	(221)	(231)
Empresa Matogrossense de Alimentos Ltda.	-	769
Rezende Óleo Ltda.	880	874
Concórdia S.A. CVMCC	-	1
Rezende Marketing e Comunicação Ltda.	59	57
	90,065	92,952
Advances from subsidiaries
Wellax Food Logistics C. P. A. S. U. Lda.	(1,516,061)	(1,744,718)
Sadia International Ltd.	(1,770)	(1,845)
Curent and noncurrent	(1,517,831)	(1,746,563)

Sadia S.A.

Notes to the interim financial information (unaudited)

(In thousands of Reais)

	Statement of income

	March 31,	March 31,
	2006	2005
Sales
Wellax Food Logistics C. P. A. S. U. Lda.	542,490	435,418
Sadia International Ltd.	55,734	38,951
Sadia Chile S.A.	3,082	3,944
Sadia Alimentos S.A.	2,814	2,567
Sadia Uruguay S.A.	1,338	1,626
Qualy B. V.	4,329	14,520
	609,787	497,026
Net financial result
Wellax Food Logistics C. P. A. S. U. Lda.	41,457	43,795
Sadia International Ltd.	75	144
	41,532	43,939

10	Investments					Investment balances
				Net income
			Shareholders’	(loss) for		March	December
	Investments	Ownership	equity	the period	Equity result	31, 2007	31, 2006
	Sadia GmbH.	100.00%	1,087,758	16,431	(15,244)	1,087,758	1,103,002
	Sadia International Ltd.	100.00%	89,216	4,144	381	89,216	88,835
	Concórdia S.A. CVMCC	99.99%	63,735	1,460	1,792	63,735	61,943
	Rezende Óleo Ltda.	100.00%	1,104	(6)	(8)	1,104	1,112
	Rezende Marketing e Comun. Ltda.	99.91%	(28)	(1)	(1)	-	-
	Intergen Ltda.	100.00%	-	-	-	-	571
	Empresa Matogrossense de Alimentos Ltda.	100.00%	-	-	-	-	780

	Total in subsidiaries				(13,080)	1,241,813	1,256,243

	Goodwill in acquisition of investments				-	23,635	28,828
	Other investments				-	1,384	1,385

	Total investments of the Company				(13,080)	1,266,832	1,286,456

	Other investments of subsidiaries/affiliates				-	25,740	25,375
	Investments eliminated on consolidation				(22,068)	(1,241,813)	(1,256,243)

	Total consolidated investments				(35,148)	50,759	55,588

Sadia S.A.

Notes to the interim financial information (unaudited)

(In thousands of Reais)

Movement of the investments in the quarter:

					Shareholding result

	Acquisition/		Negative		Non-
	incorporation	Amortization	equity	Operating	operating
Sadia GmbH.	-	-	-	(15,244)	-
Sadia International Ltd.	-	-	-	381	-
Concórdia S.A. CVMCC	-	-	-	1,461	331
Rezende Óleo Ltda.	-	-		(6)	-
Rezende Marketing e Comun. Ltda.	-	-	1	(1)	-
Intergen Ltda.	(571)	-	-	-	-
Empresa Matogrossense de Alimentos Ltda.	(780)	-	-	-	-
	(1,351)	-	1	(13,411)	331
Goodwill in acquisition of investments	-	(5,193)	-	-	-
Others Investments	-	(1)	-	-	-
	(1,351)	(5,194)	1	(13,411)	331

The accumulated loss from equity interest on the consolidated financial statements is represented by translation gains of R$ 35,479 and a non-operating income of R$ 331.

On January 12, 2007 the Extraordinary General Meeting approved the Board’s proposal to incorporate the wholly owned subsidiaries Empresa Matogrossense de Alimentos Ltda and Intergen Ltda., in order to obtain operating and corporate synergies. This will result in reduction of administrative to expenses due to rationalization of administrative and operating activities.

On January 31, 2007, the Company closed down Churrascaria Beijing Brasil Co. Ltd., in Peking, a joint venture between Sadia International Ltd. and the Chinese government. On the same day it approved the opening of a commercial agency office of the subsidiary Wellax Food Logistic Comércio de Produtos Alimentares Sociedade Unipessoal Ltd. in Shanghai. The liquidation process did not generate any losses for the Company as the book value of R$480 was reimbursed.

As of March 31, 2007 the net balance of goodwill under the acquisition of investments amounted to R$23,635, consisting of: i) goodwill paid in the acquisition of Só Frango Produtos Alimentícios Ltda. to the amount of R$62,505, net of accumulated amortization to the amount of R$46,925 (R$41,732 as of December 31, 2005) and ii) the goodwill paid on the acquisition of Empresa Matogrossense de Alimentos Ltda. (at the pre-operating stage) to the amount of R$8,055, which will be amortized as from commencement of operations, scheduled for midway through 2007. This goodwill was based on expected future earnings.

Sadia S.A.

Notes to the interim financial information (unaudited)

(In thousands of Reais)

11	Property, plant and equipment

				Parent company

			Cost Depreciation		Carrying amount

		Annual	March	March	March	December
		average %	31, 2007	31, 2007	31, 2007	31, 2006
	Lands	-	105,875	-	105,875	104,450
	Buildings	4%	884,832	363,038)	521,794	491,643
	Machinery and equipment	15%	1,218,464	626,850)	591,614	591,577
	Installations	10%	339,761	148,369)	191,392	173,867
	Vehicles	27%	12,174	7,600)	4,574	4,972
	Breeding stock	-	353,613	218,377)	135,236	120,975
	Forestation and reforestation	-	30,423	4,473)	25,950	25,387
	Construction in progress	-	647,407	-	647,407	623,595
	Advances to suppliers	-	31,027	-	31,027	35,177
	Other	-	1,305	1,178)	127	146
			3,624,881	(1,369,885)	2,254,996	2,171,789
				Consolidated

			Cost	Depreciation	Carrying amount

		Annual	March	March	March	December
		average %	31, 2007	31, 2007	31, 2007	31, 2006
	Lands	-	105,979	-	105,979	104,665
	Buildings	4%	885,732	(363,590)	522,142	492,199
	Machinery and equipment	15%	1,221,152	(628,081)	593,071	593,251
	Installations	10%	343,318	(148,694)	194,624	176,867
	Vehicles and airplanes	20%	19,823	(8,452)	11,371	12,102
	Breeding stock	-	353,679	(218,377)	135,302	121,103
	Forestation and reforestation	-	30,423	(4,473)	25,950	25,387
	Other	-	2,829	(2,148)	681	769
	Construction in progress	-	647,409	-	647,409	637,879
	Advances to suppliers	-	31,027	-	31,027	35,177
	Construction in progress		3,641,371	(1,373,815)	2,267,556	2,199,399

Sadia S.A.

Notes to the interim financial information (unaudited)

(In thousands of Reais)

The changes in the components of property, plant and equipment are presented below:

		Consolidated

	Position in				Position in
	12/31/2006	Acquisitions	Disposal	Tranfers	03/31/2007

Land	104,665	-	-	1,314	105,979
Buildings	848,474	5,132	(569)	32,695	885,732
Machinery and equipment	1,202,802	8,748	(6,162)	15,764	1,221,152
Breeding stock	315,769	37,908	-	2	353,679
Installations	319,181	2,661	(53)	21,529	343,318
Vehicles and airplane	20,371	66	(493)	(121)	19,823
Forestation and reforestation	30,878	734	(1,318)	129	30,423
Other	2,834	192	(3)	(194)	2,829
Construction in progress	637,879	113,203	-	(103,673)	647,409
Advances to suppliers	35,177	-	-	(4,150)	31,027
Total cost of acquisition	3,518,030	168,644	(8,598)	(36,705)	3,641,371

a.	Construction in progress is mainly represented by projects related to the expansion and modernization of industrial units, mainly Uberlandia and Lucas do Rio Verde units.

b.	In accordance with CVM Deliberation 193/96 the interest incurred in the period arising from financing of projects for modernization and expansion of the industrial units has been recorded in the respective costs of the construction in progress account in the amount of R$14,860 (R$7,585 in the same period of 2006).

12	Deferred charges

				Parent company

			Cost	Amortization	Carrying amount

			March	March	March	December
		Rate	31, 2007	31, 2007	31, 2007	31, 2006
	Software implementation	20%	129,915	(62,146)	67,769	67,679
	Reorganization expenses	20%	32,038	(7,319)	24,719	25,599
	Pre operational costs	20%	28,914	(7,196)	21,718	20,573
	Product development and markets	20%	18.788	(7,231)	11,557	11,297
	Other	20%	795	(479)	316	341
			210.450	(84,371)	126,079	125,489

Sadia S.A.

Notes to the interim financial information (unaudited)

(In thousands of Reais)

			Consolidated

		Cost	Amortization	Carrying amount

		March	March	March	December
	Rate	31, 2007	31, 2007	31, 2007	31, 2006
Software implementation	20%	131,579	(62,743)	68,836	68,286
Reorganization expenses	20%	32,038	(7,319)	24,719	25,599
Pre operational costs	20%	29,021	(7,205)	21,815	24,877
Product development and markets	20%	22,458	(7,551)	14,908	14,798
Others	20%	1,081	(636)	445	479
		216,177	(85,454)	130,723	134,039

The expenses with rearrangement refer to the implementation of the Service Center in the city of Curitiba.

The preoperating expenses refer basically to expenses incurred with the Lucas do Rio Verde Project - MT.

13	Loans and financing - Short-term

		Parent company		Consolidated

		March	December	March	December
		31, 2007	31, 2006	31, 2007	31, 2006
	Short-term
	Foreign currency
	Net working financing composed of prepayment
	subject to LIBOR variation for 1-month deposits
	(5.32% in March 2007) plus interest of 0.27% p.a.,
	guaranteed by its own investments	-	-	535,528	472,665
	Advanced collection relating to the receivables sold,
	with no interest	-	107	71,759	275,253
	Credit lines for the development of foreign trade,
	with interest rates of 6.82% p.a., guaranteed by
	promissory notes or sureties	-	-	4,275	4,543
	Currency swap contracts	2,663	2,436	2,663	2,436
		2,663	2,543	614,225	754,897

Sadia S.A.

Notes to the interim financial information (unaudited)

(In thousands of Reais)

	Parent company		Consolidated

	March	December	March	December
	31, 2007	31, 2006	31, 2007	31, 2006
Local currency
Rural credit lines and working capital loans with interest of
8.75% p.a. for the finance of the production of the
integration system in the swine and poultry farming.	232,689	231,660	232,689	231,660
Currency swap contracts	6,950	6,613	6,950	6,613
	239,639	238,273	239,639	238,273
	242,302	240,816	853,864	993,170

	Parent company		Consolidated

	March	December	March	December
	31, 2007	31, 2006	31, 2007	31, 2006
Foreign currency
Export financing composed of prepayment in amount of R$ 22,104 subject to LIBOR variation for 6-month deposits (5.33% in March
2007) and interest of 2.00% p.a. and an amount of R$ 82,309 of a line focused on the incentive for foreign trade activities, plus annual interest of 1.26% p.a., guaranteed by promissory notes or
sureties	22,104	21,101	104,413	114,152
BNDES (National Bank for Economic and Social Development),
for investments and exports credit lines, composed as follows:
FINEM in the amount of R$ 9,025 subject to the weighted average of exchange variation of currencies traded by BNDES -
UMBNDES and fixed interest of 3.50% p.a. and FINAME in the
amount of R$ 11,255 subject to the weighted average of exchange variation of currencies traded by BNDES-UMBNDES and fixed
interest of 3.50%, guaranteed by mortgage bonds and real estate
mortgage.	20,280	16,062	20,280	16,062
IFC (International Finance Corporation) funding in foreign
currency for investment in property, plant and equipment, subject to interest at the rate of 9.05% p.a., guaranteed by real estate
mortgages	12,059	13,734	12,059	13,734
	54,443	50,897	136,752	143,948

Sadia S.A.

Notes to the interim financial information (unaudited)

(In thousands of Reais)

	Parent company		Consolidated

	March	December	March	December
	31, 2007	31, 2006	31, 2007	31, 2006
Local currency
BNDES (National Bank for Economic and Social Development),
credit lines for investments and exports, composed as follows:
FINAME in the amount of R$ 79,580 subject to the Long-Term
Interest Rat e -TJLP (6.50% p.a. in March 2007) and interest of
3.59% p.a., and FINEM in the amount of
R$ 12,474 subject to TJLP and interest of 3.50% p.a., guaranteed
by mortgage bonds and real estate mortgages	92,056	54,313	92,056	54,313
PESA - Special Aid for Agribusiness payable in installments, subject to IGPM variation and annual interest of 9.89%,
guaranteed by sureties	1,455	5,743	1,455	5,743
Other subject to interest rate from 1% to 14% p.a.	10,736	10,704	10,736	10,704
	104,247	70,760	104,247	70,760
Short-term portion of long-term debt	158,690	121,657	240,999	214,708
Total short-term	400,992	362,473	1,094,863	1,207,878

At March 31, 2007 the weighted average interest in short-term loans was 6.44% p.a. (5.36 % p.a. at December 31, 2006).

Sadia S.A.

Notes to the interim financial information (unaudited)

(In thousands of Reais)

14	Loans and financing - Long-term

		Parent company		Consolidated

		March	December	March	December
		31, 2007	31, 2006	31, 2007	31, 2006
	Foreign currency
	Export financing composed of prepayment, payable in amount of R$
	221,552 in installments up to 2010, subject to LIBOR variation for 6-
	month deposits (5.33% in march 2007) plus annual interest of 2.00% p.a,
	and a line focused on the incentive for foreign trade in amount of R$
	1.691,873, subject to LIBOR variation for 6-month plus interest of
	1.26% p.a., guaranteed by promissory notes or sureties	221,552	229,070	1,913,425	1,904,241

	BNDES (National Bank for Economic and Social Development), payable
	from 2007 to 2013, composed as follows: FINEM in the amount of R$
	14,253 subject to the weighted average of the exchange variation of
	currencies traded by BNDES - UMBNDES and fixed interest of 3.50%
	p.a. and FINAME in the amount of R$ 126,018 subject to the weighted
	average of the exchange variation of currencies traded by BNDES -
	UMBNDES and fixed annual interest of 3.50% p.a. guaranteed by
	mortgage bonds and real estate mortgages	140,271	145,458	140,271	145,458

	IFC (International Finance Corporation) for investments in property, plant
	and equipment, subject to interest at the rate of 9.05% p.a., guaranteed by
	real estate mortgages	12,059	13,734	12,059	13,734

	Currency swap contracts	1,376	1,769	1,376	1,769

		375,258	390,031	2,067,131	2,065,202

Sadia S.A.

Notes to the interim financial information (unaudited)

(In thousands of Reais)

	Parent company		Consolidated

	March	December	March	December
	31, 2007	31, 2006	31, 2007	31, 2006
Local currency
BNDES (National Bank for Economic and Social Development),
credit lines for investments and exports, payable from 2007 to 2012, composed as follows: FINAME in the amount of R$ 746,498 subject to the Long-Term Interest Rate -TJLP (6.50% p.a. March 2007) and
interest of 3.59% p.a., and FINEM in the amount of R$ 17,645 subject to TJLP and interest of 3.50% p.a., guaranteed by mortgage
bonds and real estate mortgages	764,143	651,537	764,143	651,537
PESA - Special Aid for Agribusiness payable, subject to IGPM
variation and annual interest of 9.89%, guaranteed by sureties	133,576	136,440	133,576	136,440
Others subject to interest rate from 1% to 14% p.a.	32,397	34,267	32,397	34,267
Currency swap contracts	3,593	4,804	3,593	4,804
	933,709	827,048	933,709	827,048
	1,308,967	1,217,079	3,000,840	2,892,250
Short-term portion of long-term debt	(158,690)	(121,657)	(240,999)	(214,708)
Total long-term	1,150,277	1,095,422	2,759,841	2,677,542

The noncurrent portions of financings at at March 31, 2007 mature as follows:

	Parent
Maturity	Company	Consolidated

2008	166,484	223,007
2009	336,142	336,142
2010	164,329	917,988
2011	159,346	823,405
2012 onwards	323,976	459,299

	1,150,277	2,759,841

Sadia S.A.

Notes to the interim financial information (unaudited)

(In thousands of Reais)

15	Pension plans for employees

In addition to the pension plan, the Company’s human resources policy offers the following benefits:

  Payment of the penalty in connection with the Government Severance Indemnity Fund for Employees upon retirement;
  Payment of a bonus for time of service;
  Payment of indemnification for termination of service; and
  Payment of indemnification for retirement.

These benefits are due in one single payment upon the employee’s retirement or termination of service, and the amounts are computed by actuarial calculations.

16	Commitments and contingencies
	Commitments

The Company has non-cancelable leasing agreements for industrial units that expire over the next two years. These leases are subject to renewal for 4 more years and do not require any penalty if the Company does not renew them. The Company does not pay execution costs, such as maintenance and insurance. The costs and rental expenses totaled R$28,518 in the period ended March 2007 (R$16,718 in the same period of 2006).

The table below shows the future payments related to the leasing agreement at March 31, 2007.

	2007	85,500
	2008	57,500

	Total	143,000

	In addition the Company signed purchase agreements for production purposes (packaging) in the approximate amount of R$ 80 million on March 31, 2007, payable until 2010.

Sadia S.A.

Notes to the interim financial information (unaudited)

(In thousands of Reais)

Contingencies

The Company and its subsidiaries have several on going claims of a labor, civil and tax nature, resulting from its normal business activities. The respective provisions for contingencies were constituted based on the opinion of the Company’s legal counsel, which considered that unfavorable outcomes are likely.

Based on management estimates, the provision for contingencies provided for, net of the respective legal deposits, established by CVM Deliberation 489/05, as presented below, is sufficient to cover possible losses with legal proceedings.

		Parent company		Consolidated

		March	December	March	December
		31, 2007	31, 2006	31, 2007	31, 2006
Tax proceedings		35,188	41,634	36,481	42,888
Labor proceedings		27,118	24,115	27,119	24,116
Civil proceedings		8,296	8,950	8,296	8,950
Provision for contingencies		70,602	74,699	71,896	75,954
Related legal deposits		(29,611)	(31,083)	(29,611)	(31,189)
Provision for contingencies - Net		40,991	43,616	42,285	44,765
The changes in the provision for contingencies are presented as follows:
	Position in				Position in
	December 31,			Monetary	March 31,
	2006	Additions	Disposals	updates	2007
Tax proceedings	42,888	167	(6,712)	138	36,481
Civil proceedings	8,950	109	(1,005)	242	8,296
Labor proceedings	24,116	3,003	-	-	27,119
	75,954	3,279	(7,717)	380	71,896
Secured judicial deposits	(31,189)	(7,880)	9,458	-	(29,611)
	44,765	(4.601)	1,741	380	42,285

Sadia S.A.

Notes to the interim financial information (unaudited)

(In thousands of Reais)

Tax litigation

The main tax contingencies involve the following cases:

a.	Income and social contribution taxes on net income

Provision for income and social contribution taxes on net income amounting to R$ 16,090, of which R$ 11,283 recorded on the acquisition of the subsidiary Granja Rezende (incorporated in 2002), R$ 3,951 on withholding income tax on investments of Granja Rezende and R$ 856 for other provisions.

b.	Value - Added tax on sales and services - ICMS

The Company is a defendant in several administrative cases involving ICMS, mainly in the States of São Paulo, Rio de Janeiro and Amazonas (SUFRAMA), totaling a probable contingency estimated at R$ 11,357.

c.	Other tax contingencies

Several cases related to payment of IOF (Tax on Financial Operations), PIS (Social Integration Program Tax), COFINS (Tax for Social Security Financing) and others totaling a provision of R$ 9,034.

The Company has other contingencies of a tax nature with a claimed amount of R$ 685,630, which were assessed as possible losses by the legal advisors and by the Management of the Company and, therefore, no provision was recorded.

On March 09, 2007 the Company obtained the appeal decision from the Federal Regional Court referring to its PIS proceeding contesting the constitutionality of Law 9718/98 which amended the PIS and COFINS calculation base, including operating and financial revenue. The Federal High Court of Justice ruled this matter was unconstitutional on November 09, 2005. The Company has been calculating and paying this tax in accordance with the law. Our legal advisors believe the final and unappealable decision should be published shortly, allowing the company to recognize a credit of approximately R$14 million.

Sadia S.A.

Notes to the interim financial information (unaudited)

(In thousands of Reais)

Civil litigation

Represents principally proceedings involving claims for indemnification for losses and damages, including pain and suffering, arising from work-related accidents and consumer relations.

The Company has other contingencies of a civil nature with a claimed amount of R$25,973, which were assessed as possible losses by the legal advisors and by management and, therefore, no provision was recorded.

Labor claims

The company is involved in approximately 2,627 labor claims. These labor lawsuits refer mainly to claims for overtime, and health exposure and hazard claims, none of which involve a significant amount on an individual basis. The total amount involved is R$ 46,602, for which the provision in the amount of R$ 27,119 was recorded based on historical information, representing the best estimate for probable losses.

Court deposits

The Company, as appropriate, performs legal deposits not related to provisions for contingencies, which balance as of March 31, 2007 was R$55,334 (R$46,968 at December 31, 2006).

Guarantees

a.	The Company provides guarantees to loans obtained by certain out growers located in the central region of the country as part of a special development program for that region. Such loans are used to improve the out growers farms installations and will be repaid in 10 years, where the Company obtain from the out growers their farms and installations as a collateral for such guarantees provided. The amount for such guarantees provided as of March 31, 2007 amounted R$23,258 (R$20,245 in December 31 ,2006).

Sadia S.A.

Notes to the interim financial information (unaudited)

(In thousands of Reais)

	b.	The Company offered a lien on the industrial property it owns in the city of Concórdia, state of Santa Catarina, as a guarantee to a notice of collection from the Federal Revenue Service questioning the compensation in prior years of R$74 million in IPI premium credit against other federal taxes, which the right was given to the Company (a right recognized by the final and unappealable decision). Management and its legal advisors deem this charge to be misplaced and to prevent this dispute from prejudicing the Company’s image and rights, a writ of mandamus was filed under which an injunction was obtained staying this notice of collection.

17	Shareholders’ equity

	a.	Capital

Subscribed and paid-in capital is represented by the following shares with no par value:

	March	December
	31, 2007	31, 2006
Common shares	257,000,000	257,000,000
Preferred shares	426,000,000	426,000,000
Total shares	683,000,000	683,000,000
Preferred shares in treasury	(5,924,288)	(5,924,288)
Total outstanding shares	677,075,712	677,075,712

Sadia S.A.

Notes to the interim financial information (unaudited)

(In thousands of Reais)

b.	Changes in shareholders’ equity

			Profit	Treasury	Retained
		Capital	reserves	stock	earnings	Total

	Balances as of December 31, 2006	1,500,000	999,435	(33,341)	-	2,466,094
	Interest on shareholders’ equity	-	-	-	(25,036)	(25,036)
	Net income for the quarter	_______-	_______-	_______-	92,599	92,599

	Balances as of March 31, 2007	1,500,000	999,435	(33,341)	67,563	2,533,657

c.	Treasury stock

As of March 31, 2007 and December 31, 2006 the Company held treasury stock of 5,924,288 preferred shares, at an average acquisition cost of R$33,341, held for future sale and/or cancellation. The market value as of March 31, 2007 was R$46,506.

d.	Market value

The market value of Sadia S,A, shares according average quotation of shares negotiated on the São Paulo Stock Exchange - BOVESPA, corresponded to R$7.85 per share at March 31, 2007 (R$7.16 at December 31, 2006). Net equity on that date was R$3.74 per share (R$3.64 at December 31, 2006).

18 Stock option plan

The Company has a plan, which provides for the granting of options to purchase preferred shares of the Company.

The plan is managed by a Management Committee, composed of the Chief Executive Officer and the Human Resources Committee of the Board of Directors.

Sadia S.A.

Notes to the interim financial information (unaudited)

(In thousands of Reais)

The price for exercising the purchase options does not include any discount and will be based on the average value of the quotation for the share in the last three days of trading on the São Paulo Stock Exchange prior to the grant date, updated by the accumulated National Consumer Price Index (INPC) between the grant date of exercising the option. The vesting period, during which the participant cannot exercise his/her right to purchase the shares, will be three years as from the option granting date. The participant will be able to fully or partially exercise his/her purchase rights after the vesting period within a maximum period of 2 years, and only after this period has expired will he/she lose the right to the options not exercised.

The composition of the options granted is presented as follows:

	Date				Price of shares

			Final	Quantity
Cycle	Grant Final vesting		exercise	of shares	Grant date	Update - INPC
2005	24/06/05	24/06/08	24/06/10	2,200,000	4.55	4.82
2006	26/09/06	26/09/09	26/09/11	3,520,000	5.68	5.84

					March	December
				31, 2007		31 ,2006

Balance at January 1º				5,320,000		2,200,000

Granted options - Cycle 2006					-	3,520,000
Exercised options - Cycle 2005					-	(100,000)
Forfeited options - Cycle 2005					-	(200,000)
Forfeited options - Cycle 2006					-	(100,000)

Balance the end of the period				5,320,000		5,320,000

Since the Company has treasury shares earmarked for the stock option plan, the difference between the market value and the updated price for the period/ year will not affect the Company’s results.

Sadia S.A.

Notes to the interim financial information (unaudited)

(In thousands of Reais)

19	Employees’ profit sharing

The Company grants its employees a profit sharing plan, which depends on attaining specific targets, established and agreed to at the beginning of each year. This plan has been approved by
Board of Directors of the Company and it has been registered by a formal agreement with the unions.

20	Financial result

	Parent company		Consolidated

	March	March	March	March
	31, 2007	31, 2006	31, 2007	31, 2006
Financial expenses
Interest	(47,638)	(43,796)	(60,275)	(55,305)
Monetary variations - Liabilities	(2,348)	(3,574)	(2,348)	(3,574)
Exchange variations - Liabilities	73,049	108,559	73,368	120,630
Other	(14,021)	(11,970)	(20,731)	(14,916)
	9,042	49,219	(9,986)	46,835
Financial income
Interest	12,936	25,170	41,823	77,130
Monetary variations - Assets	10	222	10	222
Exchange variations - Assets	(21,128)	(27,614)	(19,883)	(31,593)
Other	13,452	6,729	17,071	11,388
	5,270	4,507	39,021	57,147
	14,312	53,726	29,035	103,982

Sadia S.A.

Notes to the interim financial information (unaudited)

(In thousands of Reais)

21 Income and social contribution taxes

Income before the provision for income tax (IR) and social contribution on net income (CSLL) was composed as follows:

	Parent company		Consolidated

	March	March	March	March
	31, 2007	31, 2006	31, 2007	31, 2006
Local	136.494	76,586	121.998	26.995
Foreign	-	-	20.576	47.263
	136.494	76.586	142.574	74.258

The composition of income and social contribution taxes is as follows:

	Parent company		Consolidated

	March	March	March	March
	31, 2007	31, 2006	31, 2007	31, 2006
Local
Current	-	(3,234)	(752)	(4,706)
Deferred	(42,486)	(5,072)	(44,323)	(3,705)
	(42,486)	(8,306)	(45,075)	(8,411)
Foreign
Current	-	-	55	(533)
Deferred	(1,409)	1,338	(1,409)	1,338
	(1,409)	1,338	(1,354)	805
	(43,895)	(6,968)	(46,429)	(7,606)

Sadia S.A.

Notes to the interim financial information (unaudited)

(In thousands of Reais)

Income and social contribution taxes were calculated at applicable rates and reconciliation with the income and social contribution tax expenses is shown below:

	Parent company			Consolidated
	March	March	March	March
	31, 2007	31, 2006	31, 2007	31, 2006
Income before taxation/profit sharing	136,494	76,586	142,574	74,258
Interest on shareholders’ equity	(25,036)	(50,000)	(25,036)	(50,000)
Income before income and social contribution taxes	111,458	26,586	117,538	24,258
Income and social contribution taxes at nominal rate - 34%	(37,896)	(9,039)	(39,963)	(8,249)
Adjustment to calculate the effective rate
Permanent differences
Equity in earnings of subsidiaries	(4,447)	127	(4,927)	(631)
Others	(143)	606	(130)	(64)
Provision for income and social contribution taxes on foreign subsidiary
	(1,409)	1,338	(1,409)	1,338
Income and social contribution taxes at effective rate	(43,895)	(6,968)	(46,429)	(7,606)

The composition of deferred income and social contribution taxes is as follows:

	Parent company		Consolidated

	March	December	March	December
Assets	31, 2007	31, 2006	31, 2007	31, 2006
Deferred taxes
Tax loss carryforwards and negative basis of
social contribution	10,451	37,834	10,451	37,834
Employees’ benefits plan	33,701	32,700	33,701	32,700
Provision for contingencies	24,002	25,397	24,442	25,824
Employees’ profit sharing	2,118	15,157	2,233	15,564
Allowance for doubtful accounts	11,477	9,645	11,477	9,645
Amortization of Goodwill	7,811	7,108	7,811	7,108
Provision for loss on property, plant and
equipment	4,999	5,001	4,999	5,001
Others	742	814	2,341	3,971
Summer Plan depreciation	1,961	2,105	1,961	2,105
Total deferred tax asset	97,262	135,761	99,416	139,752
Short-term portion	13,819	52,518	15,973	56,509
Long-term portion	83,443	83,243	83,443	83,243

Sadia S.A.

Notes to the interim financial information (unaudited)

(In thousands of Reais)

	Parent company		Consolidated

	March	December	March	December
	31, 2007	31, 2006	31, 2007	31, 2006
Liability
Deferred tax
Depreciation on rural activities	97,905	84,716	97,905	84,716
Provisão para atualização de Grãos	2,215	10,008	2,215	10,008
Total deferred tax liability	100,120	94,724	100,120	94,724
Short-term portion	11,935	18,355	11,935	18,355
Long-term portion	88,185	76,369	88,185	76,369

Management considers that the deferred assets arising from temporary differences will be realized in proportion to the final solution of the contingencies and to the payment of the liabilities forecast for the employees’ benefit plans.

The deferred tax assets related to the income tax loss carryforwards and negative basis of social contribution in the amount of R$ 10,451, represented by R$ 3,178 of the Parent and R$ 7,273 from a foreign subsidiary will be realized base on future taxable income on such companies. Management estimates that the deferred tax asset related to the Parent will be fully realized during this year and the deferred tax asset related to the foreign subsidiary will be realized within three years.

22	Risk management and financial instruments

The Company’s operations are exposed to market risks, especially in relation to exchange rate variations, credit risk and grain purchase prices – corn, soybean and derived products. These risks are monitored by the Risk Management Area which uses a specific system to calculate the
“VAR -Value at Risk”, and they are permanently monitored by the finance committee, composed of members of the Board of Directors and other finance executives of the Company, who are responsible for defining the Board’s risk management strategy by determining the position and exposure limits. At March 31, 2007 the Value at Risk (VAR) of the financial assets and liabilities, for one year, with a 95% confidence rating, represents R$ 60,902 , representing 2.41% of shareholder equity (non reviewed by auditors).

Sadia S.A.

Notes to the interim financial information (unaudited)

(In thousands of Reais)

a.	Exchange rate risk

The exchange rate risk for loans, financing and any other payables denominated in foreign currency is hedged by short-term investments denominated in foreign currency, with same interest rates, and by derivative financial instruments, such as rate swaps (dollar to CDI), interest rate swap contracts (Libor to pre-fixed or vice-versa) and future market agreements, in addition to foreign receivables from exports, which also reduce exchange variations by serving as a “natural hedge”.

The Company, within its hedge strategy, uses currency futures contracts (US dollars, Euros and Pounds), as a form of mitigating exchange rate risk over operating and financial assets and liabilities. The fair value of these contracts are not recorded in the financial statements.

The realized income of future contracts, for the year ended December 31, 2006, generated a gain of R$11,174 (R$28,030 in 2006), and the amount of R$8,695 was accounted for as financial income in “Monetary Variations Asset”, and the amount of R$2,479 as operating income in
“Gross operating revenue”.

The results of the operations in the currency futures market realized and not financially settled and the daily adjustments of currency futures contracts on the Future and Commodities
Exchange - BM&F are recorded in the financial statements as “Amounts receivable from futures contracts” and “Amounts payable for futures contracts”.

The unrealized income of futures operations entered into are not recognized in the financial statements. These contracts, as from December 2006, are segregated and defined as operating or financial, in accordance with the item to be protected. The amount of these contracts, if recorded as of March 31, 2007, would result in an expense of R$10,798 in the financial expense and an income of R$73,207 in the operating income.

Sadia S.A.

Notes to the interim financial information (unaudited)

(In thousands of Reais)

The Company’s exposure to exchange variation (mainly in US dollars) is shown below:

	March	December
Assets and liabilities in foreign currency	31, 2007	31, 2006

Cash and cash equivalents and short-term investments	2,187,620	1,960,847
Amounts receivable from futures contracts	26,260	26,357
Trade accounts receivable	236,822	385,797
Suppliers	(28,905)	(39,521)
Loans and financing	(2,681,356)	(2,820,099)
Amounts payable for futures contracts	(15,162)	(9,077)
Swap contracts (dollar for CDI (*))	18,890	22,284

	(255,831)	(473,412)

(*) Interbank deposit interest.

Consolidated hedge contracts outstanding at March 31, 2007 with their respective payment schedules are as follows:

		Maturity

	Position
	03/31/2007	2007	2008
Derivative contracts
Currency swap contracts
Base value - R$	18,890	9,514	9,376
Base value - US$	6,361	3,204	3,157

Receivables/payables
Asset	-	-	-
Liability	(14,582)	(7,345)	(7,237)

Rate swap contracts
Base value - R$	410,080	410,080	-
Base value - US$	200,000	200,000	-

Amount receivable	708	708	-

Sadia S.A.

Notes to the interim financial information (unaudited)

(In thousands of Reais)

		Maturity

	Position
	03/31/2007	2007	2008
Futures contracts
Short position- US$	685,750	685,750	-
Long position - US$	425,000	425,000	-
Short position - Euro	180,052	180,052	-
Long position - Euro	112,552	112,552	-
Short position - GPB	95,022	95,022	-
Long position - GPB	62,522	62,522	-

Options
Long call option US$	165,000	165,000	-

Amount receivable	26,260	26,260	-
Amount payable	(15,162)	(15,162)	-

b.	Credit risk

The Company is potentially exposed to credit risk in relation to its trade accounts receivable, long and short-term investments and derivative instruments. The Company limits the risk associated with these financial instruments by subjecting them to the control of highly rated financial institutions that operate within the limits pre-established by the credit and financing committees.

The concentration of credit risk with respect to accounts receivable is minimized due to the spread of its client base, since the Company does not have any customer or group representing
10% or more of its consolidated revenues, as well as granting credits for customers with solid financial and operational ratios. Generally, the Company does not require a guarantee for sales, however it has contracted an insurance credit policy to its domestic receivables.

Sadia S.A.

Notes to the interim financial information (unaudited)

(In thousands of Reais)

c.	Grain purchase price risks

The Company’s operations are exposed to the volatility in prices of grain (corn and soybean) used in the preparation of animal feed for its breeding stock, where the price variation results from factors beyond the control of management, such as climate, the size of the harvest, transport and storage costs and government agricultural policies, among others. The Company does not enter into futures or options contracts to hedge against fluctuations in the prices of the commodities, although certain of its grain purchase contracts provide for the commodity pricing to be determined generally at dates up to one year after purchase of grains. The Company has a Grains Committee, composed of the chief executive officer and financial and operational executives. Its aim is to permanently monitor changes in scenarios, establishing limits of authority for purchase or sale.

d.	Estimated market values

The Company used the following methods and assumptions to estimate the disclosure of the fair value of its financial instruments as of March 31, 2007 and December 31, 2006:

Cash and cash equivalents - The book values of cash and banks recorded in the balance sheet are similar to the respective fair values.

Short-term financial investments - The fair value of short-term financial investments is estimated based on the market quotations of comparable contracts.

Accounts receivable and payable - The book values of accounts receivable and payable recorded in the balance sheet are similar to their respective fair values.

Short and long-term loans and financing - The market values of loans and financing were calculated based on their present value calculated through the future cash flows and using interest rates applicable to instruments of similar nature, terms and risks, or based on the market quotation of these securities. The market values of BNDES financing are similar to the book values, since there are no similar instruments with comparable maturities and interest rates.

Sadia S.A.

Notes to the interim financial information (unaudited)

(In thousands of Reais)

  Exchange and interest rate swap contracts - The fair values of exchange and interest rate swap contracts were estimated based on market quotations for comparable contracts.
  As of March 31, 2007 the contracted amounts in force totaled R$929,185(R$1,554,843 at
  December 31, 2006) and the valuation of these contracts to fair value  would result in losses of R$63,645 in the period ended March 31, 2007 (loss of R$44,738  in the same period of 2006)
  of which R$115 as financial result andR$63,530 as operating  result. The effective cash settlements of the contracts occur on the respective maturities  of each agreement. The
  Company does not intend to settle these contracts before their  maturity.

The market values were estimated on the balance sheet date, based on “relevant market information”.
Changes in the assumptions may significantly affect these estimates.

The book values and the estimated fair values of the Company’s financial instruments as of
March 31, 2007 and December 31, 2006 are presented in the table below. The fair value of a financial instrument is the amount for which the instrument could be traded between interested parties under current market conditions.

		Consolidated

	March 31, 2007		December 31, 2006

	Book	Market	Book	Market
	value	value	value	value

Cash and cash equivalents	159,345	159,345	234,069	234,069
Short and long-term investments - Local currency	401,522	401,522	388,824	388,824
Short and long-term investments - Foreign currency	2,095,810	2,095,810	1,927,709	1,927,709
Trade accounts receivable	394,817	394,817	693,532	693,532
Loans and financing	3,854,704	3,881,531	3,885,420	3,924,161
Suppliers	506,172	506,172	503,285	503,285
Futures contracts, net	11,098	11,098	17,280	17,280

Sadia S.A.

Notes to the interim financial information (unaudited)

(In thousands of Reais)

	e. Financial indebtedness

		Consolidated

			March 31, 2007		December 31, 2006

			Currency		Currency

		Local	Foreign	Total	Local	Foreign	Total
	Assets
	Cash and cash equivalents	67,535	91,810	159,345	200,931	33,138	234,069
	Short-term investments	269,153	2,095,810	2,364,963	259,697	1,927,709	2,187,406
	Accounts receivable from future contracts	-	26,260	26,260	-	26,357	26,357
	Total current assets	336,688	2,213,880	2,550,568	460,628	1,987,204	2,447,832
	Long-term investments	132,369	-	132,369	129,127	-	129,127
	Total long-term assets	132,369	-	132,369	129,127	-	129,127
	Total Financial Assets	469,057	2,213,880	2,682,937	589,755	1,987,204	2,576,959
	Liabilities
	Short-term financing	343,886	750,977	1,094,863	309,033	898,845	1,207,878
	Accounts paybles from future contracts	-	15,162	15,162	-	9,077	9,077
	Swap contracts - Short-term	12,453	(12,453)	-	12,908	( 12,908	-
	Total current liabilities	356,339	753,686	1,110,025	321,941	895,014	1,216,955
	Long-term Financing	829,462	1,930,379	2,759,841	756,288	1,921,254	2,677,542
	Swap contracts - long-term	6,437	(6,437	-	9,376	( 9,376	-
	Total noncurrent liabilities	835,899	1,923,942	2,759,841	765,664	1,911,878	2,677,542
	Total Financial liabilities	1,192,238	2,677,628	3,869,866	1,087,605	2,806,892	3,894,497
	Net debt	(723,181)	(463,748)	(1,186,929)	( 497,850	(819,688	(1,317,538)

23	Insurance

The Company and its subsidiaries adopt insurance engagement policy at levels that Management considers adequate to cover risks resulting from the claims of its assets. Due to the characteristics of multilocated operations, Management engages its policies with a limit of maximum loss possible in the same event, with amounts calculated based on risk inspections and potential losses. The policies engaged guarantee coverage against fire, general civil liability, windstorms, disorders and electric damage, as well as insurance for merchandise transport, personal and vehicle damage. The amount currently insured provides for the comprehensive coverage of the Company’s fixed assets.

Sadia S.A.

Notes to the interim financial information (unaudited)

(In thousands of Reais)

The assumptions adopted, given their nature, are not part of the scope of a review of financial statements and, accordingly, they were not examined by our independent auditors.

24	Private pension plan

	a.	Defined benefit plan

The Company and its subsidiary Concórdia S.A. C.V.M.C.C. are the sponsors of a defined contribution pension plan for employees, managed by Fundação Attílio Francisco Xavier Fontana.

The supplementary pension benefit is defined as the difference between (i) the benefit wage (updated average of the last 12 participation salaries, limited to 80% of the last participation salary) and (ii) the amount of the pension paid by the National Institute of Social Security. The supplementary benefit is updated on the same base date and in accordance with the rates applicable to the main activity category of the Company, discounting real gains.

The actuarial system is that of capitalization for supplementary retirement and pension benefits and of simple apportionment for supplementary disability compensation. The Company’s contribution is based on a fixed percentage of the payroll of active participants, as annually recommended by independent actuaries and approved by the trustees of Fundação Attilio Francisco Xavier Fontana.

According to the Foundation’s statutes, the sponsoring companies are jointly liable for the obligations undertaken by the Foundation on behalf of its participants and dependents.

At March 31, 2007 the Foundation had a total of 20,125 participants (20,484 at December 31, 2007), of which 16,386 were active participants (16,795 at December 31, 2006).

The Parent contributions totaled R$ 499 and 514 for the period ended March 31, 2007 and March 31, 2006 respectively.

Sadia S.A.

Notes to the interim financial information (unaudited)

(In thousands of Reais)

	b.	Defined contribution plan

As from January 1, 2003, the Company began to adopt new supplementary pension plans under the defined contribution modality for all employees hired by Sadia and its subsidiaries. As from January 1, 2006 these plans are only available to employees earning over R$1,800 per month. Under the terms of the regulations, plans are funded on an equitable basis so that the portion paid by the Company is equal to the payment made by the employee in accordance with a contribution scale based on salary bands that vary between 1.5% and 6% of the employee’s remuneration, observing a contribution limit that is updated annually. The contributions made by the Company at March 31, 2007 and 2006 totaled R$ 291 and R$642 respectively. As of March 31, 2007 this plan had 9.125 participants (11,924 in December 31, 2006).

25	Additional information

	a.	Statement of cash flow

	Parent company		Consolidated

	March	March	March	March
	31, 2007	31, 2006	31, 2007	31, 2006

Net income for the period	92,599	69,618	96,145	66,652

Adjustments to reconcile net income to cash generated by
operating activities:
Variation in minority interest	-	-	(101)	(172)
Accrued interest, net of paid interest	(11,898)	(68,218)	(50,146)	(81,546)
Depreciation, amortization and depletion allowances	69,276	50,480	69,687	50,951
Amortization of Goodwill in acquisition of investments	5,193	6,827	5,193	6,827
Equity in income of subsidiaries	13,080	(374)	35,147	49,296
Deferred taxes	58,929	5,626	60,765	2,367
Contingencies	(6,426)	2,914	(2,480)	2,991
Disposal of permanent assets	1,570	1,352	1,612	1,383

Variation in operating assets and liabilities
Trade notes receivable	240,527	177,702	295,099	207,510
Inventories	(54,193)	(163,135)	(36,798)	(213,465)
Recoverable taxes and others	(16,071)	16,839	(58,762)	(36,581)
Judicial deposits	(4,459)	527	(8,366)	527
Suppliers	6,781	(61,405)	2,887	(62,943)
Advances from customers	(228,731)	382,012	-	-
Taxes payable, salaries payable and others	(88,716)	(75,957)	(94,263)	(59,451)

Sadia S.A.

Notes to the interim financial information (unaudited)

(In thousands of Reais)

	Parent company		Consolidated

	March	March	March	March
	31, 2007	31, 2006	31, 2007	31, 2006

Net cash generated by operating activities	77,461	344,808	315,619	(65,654)

Investment activities
Funds from the sale of permanent assets	299	198	299	226
Investments in subsidiaries	-	(1,000)	-	-
Purchase of property, plant and equipment	(174,592)	(213,524)	(177,000)	(216,001)
Portion paid in the acquisition of a subsidiary, net of cash	-	(485)	-	(485)
Short-term investments	(24,098)	(92,693)	(572,014)	(1,357,476)
Redemption of investments	-	162,953	333,283	1,464,289

Net cash from investment activities	(198,391)	(144,551)	(415,432)	(109,447)

Loans
Loans received	190,361	139,334	588,706	708,609
Loans repaid	(67,897)	(254,432)	(505,163)	(503,109)
Dividends paid	(58,454)	(127,294)	(58,454)	(127,294)
Purchase or treasury shares	2,887	(45,295)	-	-

Net cash from loans	66,897	(287,687)	25,089	78,206

Cash at beginning of period	200,177	148,716	234,069	196,306
Cash at end of period	146,144	61,286	159,345	99,411

Decrease)in cash	(54,033)	(87,430)	(74,724)	(96,895)

Sadia S.A.

Notes to the interim financial information (unaudited)

(In thousands of Reais)

b.	Statement of consolidated added value

		Consolidated

		March, 31 2007	March 31, 2006

	Revenues/income	2,142,326	1,709,595
	Revenues generated by operations	2,135,401	1,707,311
	Sale of products, goods and services	2,135,401	1,707,311
	Income from third parties	6,925	2,284

	Other operating results	4,896	(4,355)
	Financial income	39,021	57,147
	Equity pickup	(35,148)	(49,296)
	Other nonoperating results	(1,844)	(1,212)

	Raw materials acquired from third parties	(1,009,855)	(827,228)
	Services rendered by third parties	(393,544)	(348,909)

	Added value to be distributed	738,927	533,458

	Distribution of added value
	Human resources	273,139	239,635
	Interest on third-party capital	586	(55,619)
	Government	297,356	218,011
	Shareholders (dividends)	25,036	50,000
	Retention	142,810	81,431

	Depreciation/amortization/depletion	74,880	57,778
	Retained profits	71,109	16,652
	Others	(3,179)	7,001

Sadia S.A.

Board of Directors

Walter Fontana Filho
Chairman

Eduardo Fontana d'Avila
Member

Alcides Lopes Tápias
Member

Diva Helena Furlan
Member

Everaldo Nigro dos Santos
Member

Francisco Silverio Morales Cespede
Member

José Marcos Konder Comparato
Member

Luiza Helena Trajano Inácio Rodrigues
Member

Marcelo Fontana
Member

Norberto Fatio
Member

Vicente Falconi Campos
Member

Sadia S.A.

Notes to the interim financial information (unaudited)

(In thousands of Reais)

Officers

Gilberto Tomazoni	Chief Executive Officer
Adriano Lima Ferreira	Chief Financial Officer
Alexandre de Campos	International Sales Director
Antonio Paulo Lazzaretti	Technology and Quality Guarantee Director
Artêmio Listoni	Bovine Activities Director
Eduardo Nunes de Noronha	Human Resources and Management Director
Ernest Sícoli Petty	Supply Director
Flávio Luís Fávero	Regional Production Director
Flávio Riffel Schmidt	Investment project Director
Gilberto Meirelles Xandó Baptista	Internal Market Commercial Director
Gilberto Pinto Sampaio Júnior	Marketing Director
Guilhermo Henderson Larrobla	International Sales Director
José Augusto Lima de Sá	International Relationships Director
Osório Dal Bello	Farming Technology Director
Paulo Francisco Alexandre Striker	Logistics Director
Ricardo Fernando Thomas Fernandes	Grain Purchase Director
Roberto Banfi	International Sales Director
Ronaldo Korbag Muller	Poultry Production Director
Sérgio Carvalho Mandin Fonseca	National Sales Director
Valmor Savoldi	Planning, Logistics and Supplies Director
Welson Teixeira Junior	Investor Relations Director

Gustavo Teixeira de Freitas	Giovanni F. Lipari Accountant
Controllership Manager	CRC 1SP201389/0-7-S-SC